Exhibit 4.5

DESCRIPTION OF SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES

EXCHANGE ACT OF 1934

As of December 31, 2019, WhiteHorse Finance, Inc. (“we,” “our,” “us” or the “Company”) had the following two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) our common stock, par value $0.001 per share and (ii) our 6.50% Notes due 2025.

Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Annual Report on Form 10-K to which this Description of Securities is attached as an exhibit.

I.        Common Stock, $0.001 par value per share

The following description is based on relevant portions of the Delaware General Corporation Law (the “DGCL”), our certificate of incorporation and our bylaws. This summary is a description of the material terms of, and is qualified in its entirety by, our charter and bylaws, each of which is incorporated by reference as an exhibit to this Annual Report on Form 10-K, and may not contain all of the information that is important to you. We refer you to the DGCL and our certificate of incorporation and bylaws for a more detailed description of the provisions summarized below.

Our authorized stock consists of 100,000,000 shares of common stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.001 per share. Our common stock is traded on the NASDAQ Global Select Market under the ticker symbol “WHF”. There are no outstanding options or warrants to purchase our stock. No stock has been authorized for issuance under any equity compensation plans. Under Delaware law, our stockholders generally are not personally liable for our debts or obligations.

All shares of our common stock have equal rights as to earnings, assets, dividends and other distributions and voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our board of directors and declared by us out of funds legally available therefrom. Shares of our common stock have no preemptive, exchange, conversion or redemption rights and are freely transferable, except when their transfer is restricted by U.S. federal and state securities laws or by contract. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Each share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock possess exclusive voting power. There is no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock can elect all of our directors, and holders of less than a majority of such shares are not be able to elect any directors.

Provisions of the DGCL and Our Certificate of Incorporation and Bylaws

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

The indemnification of our officers and directors is governed by Section 145 of the DGCL, and our certificate of incorporation and bylaws. Subsection (a) of DGCL Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if (1) such person acted in good faith, (2) in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and (3) with respect to any criminal action or proceeding, such person had no reasonable cause to believe the person’s conduct was unlawful.

Subsection (b) of DGCL Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation, and except that no indemnification may be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court deems proper.

DGCL Section 145 further provides that to the extent that a present or former director or officer is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person will be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with such action, suit or proceeding. In all cases in which indemnification is permitted under subsections (a) and (b) of Section 145 (unless ordered by a court), it will be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the applicable standard of conduct has been met by the party to be indemnified. Such determination must be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (4) by the stockholders. The statute authorizes the corporation to pay expenses incurred by an officer or director in advance of the final disposition of a proceeding upon receipt of an undertaking by or on behalf of the person to whom the advance will be made to repay the advances if it is ultimately determined that he or she was not entitled to indemnification. DGCL Section 145 also provides that indemnification and advancement of expenses permitted under such Section are not to be exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. DGCL Section 145 also authorizes the corporation to purchase and maintain liability insurance on behalf of its directors, officers, employees and agents regardless of whether the corporation would have the statutory power to indemnify such persons against the liabilities insured.

Our certificate of incorporation provides that our directors will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the current DGCL or as the DGCL may hereafter be amended. DGCL Section 102(b)(7) provides that the personal liability of a director to a corporation or its stockholders for breach of fiduciary duty as a director may be eliminated except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL, relating to unlawful payment of dividends or unlawful stock purchases or redemption of stock or (4) for any transaction from which the director derives an improper personal benefit.

Our certificate of incorporation and bylaws provide for the indemnification of any person to the full extent permitted, and in the manner provided, by the current DGCL or as the DGCL may hereafter be amended. In addition, we have entered into indemnification agreements with each of our directors and officers in order to effect the foregoing except to the extent that such indemnification would exceed the limitations on indemnification under Section 17(h) of the 1940 Act.

Delaware Anti-Takeover Law

The DGCL and our certificate of incorporation and bylaws contain provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our board of directors. These measures may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our stockholders. These provisions could have the effect of depriving stockholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control over us. Such attempts could have the effect of increasing our expenses and disrupting our normal operations. We believe, however, that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because the negotiation of such proposals may improve their terms.

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, these provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	prior to such time, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or
•	on or after the date the business combination is approved by the board of directors and authorized at a meeting of stockholders, by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, pledge or other disposition (in one transaction or a series of transactions) of 10% or more of either the aggregate market value of all the assets of the corporation or the aggregate market value of all the outstanding stock of the corporation involving the interested stockholder;
•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation owned by the interested stockholder; or
•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Election of Directors

Our certificate of incorporation and bylaws provide that the affirmative vote of the holders of a majority of the votes cast by stockholders present in person or by proxy at an annual or special meeting of stockholders and entitled to vote thereat will be required to elect a director. Under our certificate of incorporation, our board of directors may amend the bylaws to alter the vote required to elect directors.

Classified Board of Directors

Our board of directors is divided into three classes of directors serving staggered three-year terms, with the term of office of only one of the three classes expiring each year. A classified board of directors may render a change in control of us or removal of our incumbent management more difficult. This provision could delay for up to two years the replacement of a majority of our board of directors. We believe, however, that the longer time required to elect a majority of a classified board of directors helps to ensure the continuity and stability of our management and policies.

Number of Directors; Removal; Vacancies

Our certificate of incorporation provides that the number of directors will be set only by the board of directors in accordance with our bylaws. Our bylaws provide that a majority of our entire board of directors may at any time increase or decrease the number of directors. However, unless our bylaws are amended, the number of directors may never be less than four nor more than eight. Under the DGCL, unless the certificate of incorporation provides otherwise (which our certificate of incorporation does not), directors on a classified board of directors such as our board of directors may be removed only for cause by a majority vote of our stockholders. Under our certificate of incorporation and bylaws, any vacancy on the board of directors, including a vacancy resulting from an enlargement of the board of directors, may be filled only by vote of a majority of the directors then in office. The limitations on the ability of our stockholders to remove directors and fill vacancies could make it more difficult for a third-party to acquire, or discourage a third-party from seeking to acquire, control of us.

Action by Stockholders

Under our certificate of incorporation stockholder action can be taken only at an annual or special meeting of stockholders or by unanimous written consent in lieu of a meeting. This may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to the board of directors and the proposal of business to be considered by stockholders may be made only (1) by or at the direction of the board of directors, (2) pursuant to our notice of meeting or (3) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. Nominations of persons for election to the board of directors at a special meeting may be made only (1) by or at the direction of the board of directors or (2) provided that the board of directors has determined that directors will be elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.

The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Stockholder Meetings

Our certificate of incorporation and bylaws provide that any action required or permitted to be taken by stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting. In addition, in lieu of such a meeting, any such action may be taken by the unanimous written consent of our stockholders. Our certificate of incorporation and bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman of the board of directors, the chief executive officer or the board of directors. In addition, our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors, or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to the secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

Calling of Special Meetings of Stockholders

Our certificate of incorporation provides that special meetings of stockholders may be called by our board of directors, the chairman of the board of directors and our chief executive officer.

Conflict with 1940 Act

Our bylaws provide that, if and to the extent that any provision of the DGCL or any provision of our certificate of incorporation or bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

II.        6.50% Notes due 2025

The following description is based on relevant portions of the Indenture (as defined below) and the Form of Global Note representing our 6.50% Notes due 2025. This summary is a description of the material terms of, and is qualified in its entirety by, the Indenture and the Form of Global Note for the 6.50% Notes due 2025, each of which is incorporated by reference as an exhibit to this Annual Report on Form 10-K, and may not contain all of the information that is important to you. We refer you to the Indenture and the Form of Global Note for the 6.50% Notes due 2025 for a more detailed description of the provisions summarized below.

On November 13, 2018, we completed a public offering of $35.0 million aggregate principal amount of unsecured Notes (the “Notes”). The Notes are listed on the Nasdaq Global Select Market under the trading symbol “WHFBZ.”

As required by federal law for all bonds and notes of companies that are publicly offered, the Notes are governed by a document called an “indenture.” An indenture is a contract between us and a financial institution acting as trustee on behalf of the holders of the Notes and is subject to, and governed by, the Trust Indenture Act of 1939, as amended. The trustee has two main roles. First, the trustee can enforce the rights of holders against us if we default. There are some limitations on the extent to which the trustee acts on behalf of holders; see “Events of Default” for more information. Second, the trustee performs certain administrative duties for us, such as sending interest and principal payments to holders.

The Notes were issued pursuant to that certain indenture, dated November 13, 2018 (the “Base Indenture”), by and between the Company and American Stock Transfer & Trust Company, LLC (the “Trustee”), as supplemented by the First Supplemental Indenture, dated November 13, 2018 (the “Indenture”). As of December 31, 2019, the Company was in compliance with the terms of the Indenture.

We are permitted, under specified conditions, to issue multiple classes of indebtedness if our asset coverage, as defined in the 1940 Act, after each such issuance is at least equal to 150%, subject to certain disclosure requirements. In addition, while any indebtedness and other senior securities remain outstanding, we must make provisions to prohibit any distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, see “Risk Factors — Risks Relating to Our Business and Structure — Regulations governing our operation as a business development company, including those related to the issuance of senior securities, will affect our ability to, and the way in which we, raise additional debt or equity capital” in the Annual Report on Form 10-K to which this Description of Securities is attached as an exhibit.

General

The Notes mature on November 30, 2025. The principal amount payable at maturity will be 100.0% of the initial aggregate principal amount. The interest rate of the Notes is 6.50% per year, and interest is paid every February 28, May 31, August 31 and November 30. The regular record dates for interest payments are every February 15, May 15, August 15 and November 15. If an interest payment date falls on a non-business day, the applicable interest payment is made on the next business day, and no additional interest accrues as a result of such delayed payment.

We may issue additional notes under the Indenture (the “Additional Notes”) from time to time. Any issuance of Additional Notes is subject to all of the covenants in the Indenture. The Notes and any Additional Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase.

We issued the Notes in minimum denominations of $25 and integral multiples of $25 in excess thereof. The Notes are not be subject to any sinking fund, and holders of the Notes do not have the option to have the Notes repaid prior to the stated maturity date.

The Indenture does not contain any provisions that protect holders of the Notes in the event we issue a large amount of debt or we are acquired by another entity.

We pay principal and interest on the Notes in immediately available funds.

Ranking of Notes

The Notes are our direct senior unsecured obligations and rank senior in right of payment to any of our existing and future obligations that are, by their terms, expressly subordinated in right of payment to the Notes and rank equally in right of payment with our other outstanding and future unsecured, unsubordinated indebtedness, including the Private Notes. The Notes effectively rank behind all of our existing and future secured indebtedness (including indebtedness that is initially unsecured in respect of which we subsequently grant security) in right of payment, to the extent of the value of the assets securing such indebtedness, including our Credit Facility, and are structurally subordinated to any existing and future indebtedness of any of our subsidiaries, financing vehicles or similar entities.

Optional Redemption

We may redeem the Notes in whole or in part at any time or from time to time at our option on or after November 30, 2021, upon not less than 30 days’ nor more than 60 days’ written notice by mail prior to the date fixed for redemption of the Notes, at a redemption price equal to 100% of the outstanding principal amount of the Notes plus accrued and unpaid interest payments otherwise payable for the then-current quarterly interest period accrued to the date fixed for redemption.

Holders of the Notes may be prevented from exchanging or transferring the Notes when they are subject to redemption. In case any Notes are to be redeemed in part only, the redemption notice will provide that, upon surrender of such Note, holders will receive, without charge, a new Note or Notes of authorized denominations representing the principal amount of their remaining unredeemed Notes. If we exercise our option to redeem the Notes, it will be done in compliance with the Indenture and, to the extent applicable, the 1940 Act.

If we redeem only some of the Notes, the Trustee will determine the method for selection of the particular Notes to be redeemed in accordance with the Indenture and the 1940 Act, to the extent applicable, and in accordance with the rules of The Nasdaq Global Select Market or any national securities exchange or quotation system on which the Notes are then listed. Unless we default in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on the Notes called for redemption.

Transfer and Exchange

A holder may transfer or exchange Notes in accordance with the provisions of the Indenture. The registrar and the Trustee may require a holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. No service charge will be made for any registration of transfer or exchange of Notes, but may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection with such transfer or exchange. We will not be required to transfer or exchange any Note selected for redemption. Also, we will not be required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

Private Rating of the Notes

Our Notes have a private credit ration of A- from Egan-Jones Rating Company. An explanation of the significance of ratings may be obtained from the rating agency. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is paid for by the issuer and is not a recommendation to buy, sell or hold securities and maybe subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency. See “Risk Factors — A downgrade, suspension or withdrawal of the credit rating assigned by a rating agency to us or our securities, if any, could cause the liquidity or market value of the Notes to decline significantly” in the Annual Report on Form 10-K to which this Description of Securities is attached as an exhibit.

Issuance of Securities in Registered Form

The Notes were issued in book-entry form represented by global securities (the “Global Notes”). This means the Notes are represented by one or more Global Notes registered in the name of a depositary that holds them on behalf of financial institutions that participate in the depositary’s book-entry system. These participating institutions, in turn, hold beneficial interests in the Global Notes held by the depositary or its nominee. These institutions may hold these interests on behalf of themselves or customers. Each Note issued in book-entry form is be represented by a Global Note that we deposited with and registered in the name of a financial institution or its nominee that we selected. The financial institution that we selected for this purpose is called the depositary. The Depository Trust Company, New York, New York, known as DTC, is the depositary for the Notes issued in book-entry form.

A global security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. We describe those situations below under “Issuance of Securities in Registered Form — Special Situations when a Global Security Will Be Terminated.” As a result of these arrangements, the depositary, or its nominee, is the sole registered owner and holder of all debt securities represented by a global security, and investors are permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that has an account with the depositary. Thus, an investor whose security is represented by a global security is not a holder of the Note, but only an indirect holder of a beneficial interest in the global security.

Under the Indenture, only the person in whose name a Note is registered is recognized as the holder of that Note. Consequently, for Notes issued in book-entry form, we recognize only the depositary as the holder of the Notes and we make all payments on the Notes to the depositary. The depositary then passes along the payments it receives to its participants, which, in turn, passes the payments along to their customers, who are the beneficial owners. The depositary and its participants pass along such payments under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the Notes.

As a result, investors do not own Notes directly. Instead, they own beneficial interests in Global Notes, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as the Notes are represented by one or more Global Notes, investors will be indirect holders, and not holders, of the Notes.

Legal Holders

Our obligations, as well as the obligations of the Trustee and those of any third parties employed by us or the Trustee, run only to the legal holders of the Notes. We do not have obligations to investors who hold beneficial interests in Global Notes, or by any other indirect means because we are issuing the Notes only in book-entry form.

For example, once we make a payment or give a notice to the holder, we have no further responsibility for the payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose (for example, to amend an Indenture or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of an Indenture), we would seek the approval only from the holders, and not the indirect holders, of the Notes. Whether and how the holders contact the indirect holders is up to the holders.

Special Considerations for Indirect Holders

If Notes are held through a bank, broker or other financial institution, either in book-entry form or in street name, we urge investors to check with that institution to find out:

•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle a request for the holders’ consent, if ever required;

•	whether and how investors can instruct it to send them Notes registered in their own name so they can be a holder, if that is permitted in the future;

•	how it would exercise rights under the Notes if there were a default or other event triggering the need for holders to act to protect their interests; and

•	how the depositary’s rules and procedures will affect these matters.

Special Considerations for Global Securities

As an indirect holder, an investor’s rights relating to a global security are governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. The depositary that holds the Global Notes is considered the holder of the Notes represented by the Global Notes.

An investor should be aware of the following:

•	an investor cannot cause the Notes to be registered in his or her name and cannot obtain certificates for his or her interest in the Notes, except in the special situations we describe below;

•	an investor is an indirect holder and must look to his or her own bank or broker for payments on the Notes and protection of his or her legal rights relating to the debt securities, as we describe under “Issuance of Securities in Registered Form — Special Considerations for Indirect Holders” above;

•	an investor may not be able to sell interests in the Notes to some insurance companies and other institutions that are required by law to own their securities in non-book-entry form;

•	an investor may not be able to pledge his or her interest in the Global Notes in circumstances where certificates representing the Notes must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

•	the depositary’s policies, which may change from time to time, govern payments, transfers, exchanges and other matters relating to an investor’s interest in the Global Notes. We and the Trustee have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in a global security. We and the Trustee also do not supervise the depositary in any way;

•	if we redeem less than all the Notes, DTC’s practice is to determine by lot the amount to be redeemed from each of its participants holding the Notes;

•	an investor is required to give notice of exercise of any option to elect repayment of its Notes, through its participant, to the Trustee and to deliver the Notes by causing its participant to transfer its interest in the Notes, on DTC’s records, to the Trustee;

•	DTC requires that those who purchase and sell interests in a Global Note deposited in its book-entry system use immediately available funds. A holder’s broker or bank may also require them to use immediately available funds when purchasing or selling interests in a Global Note; and

•	financial institutions that participate in the depositary’s book-entry system, and through which an investor holds its interest in a Global Note, may also have their own policies affecting payments, notices and other matters relating to the Notes. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of those intermediaries.

Special Situations when a Global Note Will Be Terminated

In a few special situations described below, a Global Note will be terminated, and interests in it will be exchanged for certificates in non-book-entry form (certificated Notes). After that exchange, the choice of whether to hold the certificated Notes directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in a global security transferred on termination to their own names, so that they will be holders. We have described the rights of holders and street name investors under “Issuance of Securities in Registered Form” above.

The special situations for termination of a Global Note are as follows:

•	if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that Global Note, and we are unable to appoint another institution to act as depositary;

•	if we notify the Trustee that we wish to terminate that Global Note; or

•	if an event of default has occurred with regard to the Notes represented by that Global Note and has not been cured or waived; we discuss defaults later under “Events of Default.”

If a Global Note is terminated, only the depositary, and not we or the Trustee, is responsible for deciding the names of the institutions in whose names the Notes represented by the Global Note will be registered and, therefore, who will be the holders of those Notes.

Payment and Paying Agents

We pay interest to the person listed in the Trustee’s records as the owner of the Note at the close of business on a particular day in advance of each due date for interest, even if that person no longer owns the Note on the interest due date. That day, often about two weeks in advance of the interest due date, is called the “record date.” Because we pay all the interest for an interest period to the holders on the record date, holders buying and selling debt securities must work out between themselves the appropriate purchase price.

The most common manner is to adjust the sales price of the Notes to prorate interest fairly between buyer and seller based on their respective ownership periods within the particular interest period. This prorated interest amount is called “accrued interest.”

Payments on Global Notes

We make payments on a global security in accordance with the applicable policies of the depositary as in effect from time to time. Under those policies, we make payments directly to the depositary, or its nominee, and not to any indirect holders who own beneficial interests in the Global Note. An indirect holder’s right to those payments are governed by the rules and practices of the depositary and its participants, as described under “Form, Exchange and Transfer of Certificated Registered Securities.”

Payment When Offices Are Closed

If any payment is due on the Notes on a day that is not a business day, we make the payment on the next day that is a business day. Payments made on the next business day in this situation are treated under the Indenture as if they were made on the original due date, except as otherwise indicated in this prospectus. Such payment do not result in a default under any Note or the Indenture, and no interest accrues on the payment amount from the original due date to the next day that is a business day.

Book-entry and other indirect holders should consult their banks or brokers for information on how they receive payments on their Notes.

Certain Covenants

We are restricted as follows:

•	For as long as the Notes remain outstanding, we will not violate, whether or not we are subject to, Section 18(a)(1)(A), as modified by Section 61(a)(1), of the 1940 Act, each as in effect from time to time, or any successor provisions but giving effect to any exemptive relief granted to the Company by the SEC; and

•	If at any time we are not subject to the reporting requirements of Sections 13 or 15(d) of the Exchange Act to file periodic reports with the SEC, we agree to furnish to holders of the Notes and the Trustee for as long as the Notes remain outstanding (1) our audited annual consolidated financial statements within 90 days of the end of our fiscal year and (2) our unaudited interim consolidated financial statements within 45 days of the end of each fiscal quarter (other than our fourth fiscal quarter). All such financial statements will be prepared in all material aspects in accordance with applicable U.S. GAAP.

Events of Default

Holders have rights if an Event of Default occurs in respect of the Notes and is not cured, as described later in this subsection.

The term “Event of Default” in respect of the Notes means any of the following:

•	we do not pay the principal of, or any premium on, the Notes on the due date;

•	we do not pay interest on the Notes within 30 days of the due date, and such failure to pay is not cured within five days;

•	we remain in breach of a covenant in respect of the Notes for 60 days after we receive a written notice of default stating we are in breach. This notice must be sent by either the Trustee or holders of at least 25% of the principal amount of Notes; and

•	we file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur.

The Trustee may withhold notice to the holders of the Notes of any default, except a default in the payment of principal, premium or interest, if it considers the withholding of notice to be in the best interests of the holders.

Remedies if an Event of Default Occurs

If an Event of Default has occurred and has not been cured or waived, the Trustee or the holders of not less than 66.66% in principal amount of the Notes may declare the entire principal amount to be due and immediately payable. This is called a declaration of acceleration of maturity. A declaration of acceleration of maturity may be canceled by the holders of a majority in principal amount of the Notes if the default is cured or waived and certain other conditions are satisfied. In the event that we file for bankruptcy, there will not be an automatic acceleration of maturity under the Indenture without a declaration of acceleration of maturity.

Except in cases of default, where the Trustee has some special duties, the Trustee is not required to take any action under the Indenture at the request of any holders unless the holders offer the Trustee reasonable protection from expenses and liability (called an “indemnity”). If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding Notes may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the Trustee. The Trustee may refuse to follow those directions in certain circumstances. No delay or omission in exercising any right or remedy will be treated as a waiver of that right, remedy or Event of Default.

Before holders are allowed to bypass the Trustee and bring their own lawsuit or other formal legal action or take other steps to enforce their rights or protect their interests relating to the Notes, the following must occur:

•	holders must give the Trustee written notice that an Event of Default has occurred and remains uncured;

•	the holders of at least 25% in principal amount of all outstanding Notes must make a written request that the Trustee take action because of the default and must offer reasonable indemnity to the Trustee against the cost and other liabilities of taking that action;

•	the Trustee must not have taken action for 60 days after receipt of the above notice and offer of indemnity; and

•	the holders of a majority in principal amount of the Notes must not have given the Trustee a direction inconsistent with the above notice during that 60-day period.

However, holders are entitled at any time to bring a lawsuit for the payment of money due on their Notes at any time on or after the due date.

Book-entry and other indirect holders of Notes should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or cancel an acceleration of maturity.

Each year, we furnish to each Trustee a written statement of certain of our officers certifying that, to their knowledge, we are in compliance with the Indenture and the Notes, or else specifying default.

Waiver of Default

The holders of a majority in principal amount of the Notes may waive a default for all the Notes. If this happens, the default will be treated as if it had not occurred. No one can waive a payment default on a holder’s Notes, however, without such holder’s approval.

Merger or Consolidation

Under the terms of the Indenture, we are generally permitted to consolidate or merge with another entity. We are also permitted to sell all or substantially all of our assets to another entity. However, we may not take any of these actions unless all the following conditions are met:

•	where we merge out of existence or sell our assets, the resulting entity must agree to be legally responsible for our obligations under the Notes;

•	alternatively, we must be the surviving company;

•	immediately after the transaction, no event of default exists;

•	we must deliver certain certificates and documents to the Trustee; and

•	we must satisfy any other requirements specified in this prospectus supplement and the accompanying prospectus.

Modification or Waiver

There are three types of changes we can make to the Indenture and the Notes.

Changes Requiring Holder Approval

First, there are changes that we cannot make to the Notes without specific approval of the holders. The following is a list of those types of changes:

•	change the stated maturity of the principal of or interest on the Notes;

•	reduce any amounts due on the Notes;

•	change the place or currency of payment on the Notes;

•	impair holders’ right to sue for payment on the Notes following the date on which such amount is due and payable;

•	reduce the percentage in principal amount of the Notes the consent of whose holders is needed to modify or amend the Indenture;

•	reduce the percentage in principal amount of the Notes the consent of whose holders is needed to waive compliance with certain provisions of the Indenture or to waive certain defaults; and

•	modify any other aspect of the provisions of the Indenture dealing with supplemental indentures consented to by holders of the Notes, waiver of past defaults or the waiver of certain covenants.

Changes Not Requiring Approval

The second type of change does not require any vote by the holders of the Notes. This type is limited to clarifications and certain other changes that would not materially adversely affect holders of the outstanding Notes in any material respect.

Changes Requiring Majority Approval

Any other change to the Indenture and the Notes must be approved by the holders of a majority in principal amount of that series.

In each case, the required approval must be given by written consent.

The holders of a majority in principal amount of the Notes may waive our compliance with some of the covenants in the Indenture. However, we cannot obtain a waiver of a payment default or of any of the matters covered by the bullet points included above under “Modification or Waiver —Changes Requiring Holder Approval.”

Further Details Concerning Voting

When taking a vote, we use the principal amount that would be due and payable on the voting date if the maturity of the Notes were accelerated to that date because of a default to decide how much principal to attribute to a Note.

Notes are not considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust money for their payment or redemption. Notes are also not be eligible to vote if they have been fully defeased as described later under “Defeasance — Full Defeasance.” We are generally entitled to set any day as a record date for the purpose of determining the holders of Notes that are entitled to vote or take other action under the Indenture. If we set a record date for a vote or other action to be taken by holders of the Notes, that vote or action may be taken only by persons who are holders of outstanding Notes on the record date and must be taken within eleven months following such record date.

Book-entry and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the Indenture or Note or request a waiver.

Defeasance

Covenant Defeasance

Under current U.S. federal tax law, we can make the deposit described below and be released from some of the restrictive covenants in the Indenture under which the Notes are issued. This is called “covenant defeasance.” In that event, holders would lose the protection of those restrictive covenants but would gain the protection of having money and government securities set aside in trust to repay their debt securities. In order to achieve covenant defeasance, we must do the following:

•	we must deposit in trust for the benefit of all holders of the Notes a combination of money and U.S. government or U.S. government agency notes or bonds that, by their terms, will generate enough cash to make interest, principal and any other payments on the Notes on their various due dates; and

•	we may be required to deliver to the Trustee a legal opinion of our counsel confirming that, under current U.S. federal income tax law, we may make the above deposit without causing holders to be taxed on the Notes any differently than if we did not make the deposit and just repaid the Notes ourselves at maturity.

We must deliver to the Trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the 1940 Act, and a legal opinion and officers’ certificate stating that we have complied with all conditions precedent to covenant defeasance.

If we accomplish covenant defeasance, holders can still look to us for repayment of the Notes if there were a shortfall in the trust deposit or the Trustee is prevented from making payment. In fact, if one of the remaining Events of Default occurred (such as our bankruptcy) and the debt securities became immediately due and payable, there might be a shortfall. Depending on the event causing such default, holders may not be able to obtain payment of the shortfall.

Full Defeasance

If there is a change in U.S. federal tax law, as described below, we can legally release ourselves from all payment and other obligations on the Notes (called “full defeasance”) if we put in place the following other arrangements for holders to be repaid:

•	we must deposit in trust for the benefit of all holders of such Notes a combination of money and U.S. government or U.S. government agency notes or bonds that, by their terms, will generate enough cash to make interest, principal and any other payments on the Notes on their various due dates;

•	we may be required to deliver to the Trustee a legal opinion confirming that there has been a change in current U.S. federal tax law or an Internal Revenue Service ruling that allows us to make the above deposit without causing holders to be taxed on the Notes any differently than if we did not make the deposit and just repaid the Notes ourselves at maturity. Under current U.S. federal tax law, the deposit and our legal release from the Notes would be treated as though we paid holders their share of the cash and notes or bonds at the time the cash and notes or bonds were deposited in trust in exchange for their Notes, and they would recognize gain or loss on the debt securities at the time of the deposit; and

•	we must deliver to the Trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the 1940 Act and a legal opinion and officers’ certificate certifying compliance with all conditions precedent to defeasance.

If we ever did accomplish full defeasance, as described above, holders would have to rely solely on the trust deposit for repayment of the Notes. Holders could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever became bankrupt or insolvent.

Form, Exchange and Transfer of Certificated Registered Securities

If registered Notes cease to be issued in book-entry form, they will be issued:

•	only in fully registered certificated form;

•	without interest coupons; and

•	in denominations of $25 and amounts that are multiples of $25.

Holders may exchange their Notes for Notes of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed.

Holders may exchange or transfer their certificated Notes at the office of the Trustee. We have appointed the Trustee to act as our agent for registering Notes in the names of holders transferring Notes. We may appoint another entity to perform these functions or perform them ourselves.

Holders are not required to pay a service charge to transfer or exchange their certificated Notes, but they may be required to pay any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange will be made only if our transfer agent is satisfied with the holder’s proof of legal ownership.

We may appoint additional transfer agents or cancel the appointment of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

If we redeem any of the Notes, we may block the transfer or exchange of those Notes selected for redemption during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of any certificated Notes selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any Note that will be partially redeemed.

If registered Notes are issued in book-entry form, only the depositary is entitled to transfer and exchange the Notes as described in this subsection, since it will be the sole holder of the Notes.

Resignation of Trustee

The Trustee may resign or be removed, so long as a successor trustee is appointed.

The Trustee under the Indenture

American Stock Transfer & Trust Company, LLC serves as the Trustee under the Indenture.